UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY AND NUM RESOLVE DISPUTE AT KALGOLD

Johannesburg, 30 May 2002 – Harmony today announced that the company had reached an agreement in principal to resolve the illegal strike at its Kalgold operations, the details of which to be announced.

The company anticipates that employees will return to work tomorrow.

Ends

For immediate release
Thursday
30 May 2002
For further details contact:

Bernard Swanepoel on +27(0)83-303-9922
or
Ferdi Dippenaar on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary